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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              METRO NETWORKS, INC.
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   591918 10 7
                          ----------------------------
                                 (CUSIP Number)


                              Gary L. Worobow, Esq.
                              Metro Networks, Inc.
                          681 Fifth Avenue, 10th Floor
                            New York, New York  10022
                                   212-832-9500
                        --------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                October 18, 1996
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


                               Page 1 of 6 pages
                             Exhibit Index on page 7


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                                  SCHEDULE 13D



CUSIP No. 591918 10 7                                  Page 2 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   David I. Saperstein

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                 (b) /X/

3   SEC USE ONLY

4   SOURCE OF FUNDS
           PF/00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

NUMBER OF           7    SOLE VOTING POWER
SHARES                        8,300,357
BENEFICIALLY        8    SHARED VOTING POWER
OWNED                         None
BY EACH             9    SOLE DISPOSITIVE POWER
 REPORTING                    8,300,357
 PERSON WITH        10   SHARED DISPOSITIVE POWER
                              None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,300,357

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /X/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          50.1%

14   TYPE OF REPORTING PERSON
          IN


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                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.001 par value (the "Common Stock"), of Metro Networks, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2800 Post Oak Boulevard, Suite 4000, Houston, Texas 77056.


ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  David I. Saperstein (the "Reporting Person").

          (b) The Reporting Person's principal business address is 2800 Post Oak Boulevard, Suite 4000, Houston, Texas 77056.

          (c) The present principal occupation of the Reporting Person is Chairman of the Board and Chief Executive Officer of the Issuer.

          (d), (e) During the last five years, the Reporting Person has neither been convicted in a criminal proceeding nor been a party to a civil proceeding as a result of which it or he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

          (f)  The Reporting Person is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Reporting Person acquired 200 shares of Common Stock for $40.00 in cash on May 31, 1996 in connection with the formation of the Issuer. The other 8,300,157 shares of Common Stock reported herein were acquired by the Reporting Person on October 18, 1996 in connection with a tax free reverse subsidiary merger (the "Merger") of Metro Traffic Control, Inc. ("Traffic"), a majority of the stock of which was held by the Reporting Person, and Metro Networks Acquisition, Inc., a wholly owned subsidiary of the Issuer. Pursuant to the terms of the Merger, the Reporting Person's entire equity interest in Traffic was [effectively] converted into the right to receive 8,300,157 shares of Common Stock of the Issuer and 2,549,750 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer. See Item 5.

          On October 16, 1996, the Reporting Person entered into a Stock Loan and Pledge Agreement (the "Issuer Loan Agreement") with the Issuer, pursuant to which the Reporting Person borrowed 2,549,750 shares of Common Stock from the Issuer (the "Issuer Stock Loan"). As consideration for the Issuer Stock Loan, the Reporting Person pledged the Preferred Stock he acquired in the Merger, paid an upfront loan transaction fee of $2,550 and agreed to pay an


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annual fee over the term of the loan of 0.1% of the average fair market value of such loaned shares during the five day period following the Issuer's initial public offering (the "IPO") which commenced on October 17, 1996. In addition, on October 16, 1996 the Reporting Person entered into five Stock Loan and Pledge Agreements (the "Trust Loan Agreements") with, respectively, the Michelle Joy Coppola 1994 Trust, the Jennifer Beth Saperstein 1994 Trust, the Jonathan Alexander Saperstein 1994 Trust, the Alexis Daniella Saperstein 1994 Trust and the Stefanie Nicole Saperstein 1994 Trust (such Trusts, collectively, the "Trusts"), pursuant to which the Reporting Person borrowed an aggregate of 1,050,250 shares of Common Stock from the Trusts (the "Trust Stock Loans"). As consideration for the Trust Stock Loans, the Reporting Person pledged an aggregate of 1,050,250 shares of the Common Stock he acquired in the Merger and agreed to pay an annual fee over the term of the loan of 0.1% of the average fair market value of such loaned shares during the preceding twelve month period, except for the period ending December 31, 1996, for which the fee shall be 0.1% of the average fair market value of such loaned shares during the five day period following the IPO. All 3,600,000 of such borrowed shares were sold by the Reporting Person in the IPO for $16.00 per share. See Item 5.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the shares of Common Stock reported herein solely for investment purposes.

          (a), (e) By its terms, each share of Preferred Stock is convertible with no premium into one share of Common Stock at the option of the holder. However, the Preferred Stock has been pledged to the Issuer by the Reporting Person in connection with the Issuer Stock Loan pursuant to the Issuer Loan Agreement. Under the Issuer Loan Agreement, the Reporting Person may not convert the Preferred Stock into Common Stock prior to repaying the Issuer Stock Loan. The Issuer Stock Loan may be repaid only by either delivering to the Issuer the Preferred Stock or acquiring 2,549,750 shares of Common Stock in the open market and delivering such Common Stock to the Issuer. The Reporting Person has no plans at this time to repay the Issuer Stock Loan and convert the Preferred Stock. See Items 3 and 5.

          (b), (c), (d), (f), (g), (h), (i) and (j)

          Not applicable.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Person beneficially owns an aggregate of 8,300,357 shares of Common Stock, constituting 50.1% of the total class.

          The shares of Common Stock reported herein as beneficially owned by the Reporting Person do not include an aggregate of 1,050,250 shares of Common Stock held by the Trusts, the beneficiaries of which are the children of the Reporting Person. The Reporting Person disclaims beneficial ownership of such shares. In addition, the shares of Common Stock reported herein as beneficially owned by the Reporting Person do not include the Preferred Stock owned by the Reporting Person and pledged to the Issuer pursuant to the Issuer Loan agreement. The Preferred


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Stock has not been included in this item 5(a) and item 5(b) because it can only be converted into Common Stock upon repayment of the Issuer Stock Loan.  See
Item 4.

          (b) The Reporting Person has sole voting and dispositive power as to 8,300,357 shares of Common Stock. See Item 4 and Item 5(a).

          (c) Other than as provided herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person. See Item 3.

          (d) Under the terms of the Issuer Loan Agreement, so long as the Issuer Stock Loan is outstanding, the Issuer is entitled to receive distributions, if any, from the 2,549,750 shares of Common Stock loaned to the Reporting Person. Under the terms of each of the Trust Loan Agreements between the Reporting Person and the Trusts, so long as the Trust Stock Loans are outstanding, the Trusts are entitled to receive distributions, if any, from the 1,050,250 shares of Common Stock loaned, in the aggregate, to the Reporting Person.

          (e)  Not applicable.


ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Items 3, 4(a) and (e) and 5(a) and (d).


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein.

          (ii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein.(1)



--------------------
Except for the names of the parties, the four other Trust Loan Agreements are identical to the Trust Loan Agreement filed herewith and accordingly are not being filed.



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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 28, 1996


                                                  /s/ David I. Saperstein
                                                  ----------------------------
                                                  David I. Saperstein


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                                  EXHIBIT INDEX

          (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein.

          (ii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein.


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